                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended January 31, 2002

         or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                        COMMISSION FILE NUMBER 000-24381

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              HASTINGS ENTERTAINMENT, INC. ASSOCIATES' 401(k) PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HASTINGS ENTERTAINMENT, INC.
                               3601 PLAINS BLVD.
                              AMARILLO, TEXAS 79102

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Hastings Entertainment, Inc. Associates' 401(k) Plan
As of January 31, 2002 and 2001, and for the Year ended January 31, 2002

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                 Financial Statements and Supplemental Schedule


                        As of January 31, 2002 and 2001,
                     and for the Year ended January 31, 2002





                                    CONTENTS

Reports of Independent Auditors
        Ernst & Young LLP ...............................................................      1
        Clifton Gunderson LLP ...........................................................      2

Financial Statements

Statements of Net Assets Available for Benefits .........................................      3
Statement of Changes in Net Assets Available for Benefits ...............................      4
Notes to Financial Statements ...........................................................      5


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year) ..........................      10
Signature Page ..........................................................................      11
Exhibit Index ...........................................................................      12

                         Report of Independent Auditors

The Benefits Administrative Committee
Hastings Entertainment, Inc. Associates' 401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Hastings Entertainment, Inc. Associates 401(k) Plan as of January 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2002, and the changes in its net assets available for benefits for the year ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

July 26, 2002
Fort Worth, Texas

                          INDEPENDENT AUDITOR'S REPORT

The Benefit Committee
Hastings Entertainment, Inc.
  Associates' 401(k) Plan and Trust
Amarillo, Texas

We were engaged to audit the accompanying statement of net assets available for benefits (modified cash basis) of Hastings Entertainment, Inc. Associates' 401(k) Plan and Trust as of January 31, 2001. This financial statement is the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3 for 2001, which was certified by Amarillo National Bank, the trustee of the Plan, except for comparing such information with the related information included in the financial statement. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the trustee as of January 31, 2001 that the information provided to the Plan administrator by the trustee is complete and accurate.

As described in the Summary of Significant Accounting Policies, the financial statement for 2001 was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying 2001 financial statement taken as a whole. The form and content of the information included in the financial statement, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ CLIFTON GUNDERSON LLP
CLIFTON GUNDERSON LLP

Amarillo, Texas
August 3, 2001

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            JANUARY 31,
                                                        2002            2001
                                                    ------------    ------------
                                                                   (Modified Cash
                                                                       Basis)
ASSETS
Cash                                                $     20,154    $         --
Investments                                            9,072,284      10,110,033

Receivables:
  Employee contributions                                  41,336          41,995
  Employer contributions                                 126,919         230,894
                                                    ------------    ------------
                                                         168,255         272,889
                                                    ------------    ------------
LIABILITIES
Excess contribution refundable                            37,033              --
                                                    ------------    ------------
Net assets available for benefits                   $  9,223,660    $ 10,382,922
                                                    ============    ============



See accompanying notes.

         Hastings Entertainment, Inc. Associates' 401(k) Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                           Year ended January 31, 2002


Investment income (loss):
  Net depreciation in fair value of investments                    $ (2,027,326)
  Interest and dividends                                                143,306
                                                                   ------------
                                                                     (1,884,020)
Contributions:
  Employee                                                            1,195,607
  Employer                                                              348,163
  Rollover                                                               61,487
                                                                   ------------
                                                                      1,605,257
                                                                   ------------

Net additions                                                          (278,763)

Deductions:
  Benefit payments                                                      812,282
  Administrative expenses                                                68,217
                                                                   ------------
Total deductions                                                        880,499
                                                                   ------------

Net decrease                                                         (1,159,262)

Net assets available for benefits at beginning of year               10,382,922
                                                                   ------------
Net assets available for benefits at end of year                   $  9,223,660
                                                                   ============



See accompanying notes.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

                          Notes to Financial Statements

                                January 31, 2002

1. DESCRIPTION OF THE PLAN

The following description of the Hastings Entertainment, Inc. Associates 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Hastings Entertainment, Inc. (the Employer), as defined in the Plan document. Full-time associates of Hastings, over the age of 21, are immediately eligible to participate in the 401(k) plan upon hiring. Effectively, May 1, 2001, part-time associates, over the age of 21, are eligible after the completion of 12 months and 1,000 hours within those 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute up to 12% of their pretax compensation, as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as directed by the participant.

Effective February 1, 2001, the Employer makes a guaranteed matching contribution of 25% of a participant's contributions, to the extent that participant contributions do not exceed 6% of compensation. The guaranteed match is made quarterly and the participant must be employed on the last day of the quarter to receive the guaranteed match for that quarter. Participants who became disabled, died, or retired during the quarter will also receive the match.

Effective February 1, 2001, the Employer may make an additional discretionary matching contribution in an amount determined by the Board of Directors. For the Plan year ended January 31, 2002, the Board of Directors approved two discretionary matches of up to 25% of participant deferrals limited to the first 6% of compensation. The first discretionary matching contribution was made to participants employed as of July 31, 2001, and was for the period February 1, 2001 through July 31, 2001. A second discretionary match was made to participants employed as of January 31, 2002 and was for the period August 1, 2001 through January 31, 2002. Prior to February 1, 2001, all employer contributions were discretionary.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, rollovers, Company's contributions, and Plan earnings, and is charged with an allocation of administrative expenses as defined by the Plan.

VESTING

Participants are immediately vested in their contributions and related earnings or losses thereon. Vesting in the Company's contributions and related earnings and losses thereon is based on the following vesting schedule:

FULL YEARS OF CREDIT SERVICE                         VESTING PERCENTAGE
----------------------------                         ------------------
Less than 2 years                                             0%
        2-3 years                                            25%
        3-4 years                                            50%
        4-5 years                                            75%
  5 or more years                                           100%


BENEFITS

In accordance with the Plan document, distribution of a participant's vested account is available upon the participant's death, termination, or retirement. Participants may elect to receive installment payments or a lump-sum distribution. Benefit payments are recorded upon distribution.

FORFEITURES

The amounts forfeited by participants who terminate prior to becoming fully vested are used to reduce employer contributions.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over the prime rate published in the Wall Street Journal.

ADMINISTRATIVE EXPENSES

Administrative expenses, which are not paid by the Plan Sponsor, are paid by the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements as of and for the year January 31, 2002 are prepared on the accrual basis of accounting, while the January 31, 2001 Statement of Net Assets Available for Benefits is prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The impact of the change in accounting methods was not material, and therefore, the 2001 Statement of Net Assets Available for Benefits has not been restated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States requires management to make estimates that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              Hastings Entertainment, Inc. Associates' 401(k) Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in common stock and registered investment companies are stated at fair value. Shares of registered investment companies are valued based on published market prices, which represent the net asset values of shares held by the Plan at year-end. The Company's stock is valued at the quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The Plan's investments were held by Amarillo National Bank from January 31, 2001 through October 31, 2001 and by First National Bank of Amarillo from November 1, 2001 through January 31, 2002.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                     JANUARY 31,
                                                                        2002
                                                                    ------------
Alliance Balanced Shares Fund                                       $    744,830
Baron Growth Fund                                                        583,496
Federated Kaufmann Fund                                                  677,834
Federated Maximum Cap Fund                                               823,146
Janus Fund                                                             1,483,062
Janus Worldwide Fund                                                   1,266,976
Federated Prime Obligation Fund                                        2,004,849
Hastings Entertainment, Inc. Common Stock                                593,224

              Hastings Entertainment, Inc. Associates' 401(k) Plan

3. INVESTMENTS (CONTINUED)

                                                                     JANUARY 31,
                                                                        2001
                                                                    ------------
Fidelity Domestic Money Market Fund                                 $  1,577,612
Fidelity Spartan U.S.                                                  1,057,080
Janus Fund                                                             2,222,945
Janus Worldwide Fund                                                   1,763,104
PBHG Emerging Growth Fund                                                777,342
PBHG Growth Fund                                                       1,043,256
Warburg Pincus Balanced Fund                                             881,468

During the year, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) as follows:

Shares of registered investments                                    $ (2,321,561)
Common stock                                                             294,235
                                                                    ------------
                                                                    $ (2,027,326)
                                                                    ============

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 5, 1996, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENTS

The Plan changed its trustee effective March 21, 2002.

                              Supplemental Schedule

         Hastings Entertainment, Inc. Associates' 401(k) Plan and Trust

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                          EIN: 75-1386375   Plan #: 001

                                   January 31, 2002


                                                                    (c)
                        (b)                          DESCRIPTION OF INVESTMENT INCLUDING                   (e)
            IDENTITY OF ISSUE, BORROWER,              MATURITY DATE, RATE OF INTEREST,                   CURRENT
(a)           LESSOR, OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE                   VALUE
---         ----------------------------             -----------------------------------                 -------
            Alger Retirement Group                   Alger Mid Cap Growth Fund                          $   48,572
            Alger Retirement Group                   Alger Capital Appreciation Fund                        14,821
            Alliance Capital Management LP           Alliance Balanced Shares Fund                         744,830
            Alliance Capital Management LP           Alliance Growth and Income Fund                        29,077
            American Century Investments             American Century Strategy Allocation
                                                       Fund                                                  7,663
            American Century Investments             American Century Strategy Allocation
                                                       Moderate Fund                                         8,484
            American Century Investments             American Century Strategy Allocation
                                                       Fund                                                  9,527
            Baron Asset Fund                         Baron Growth Fund                                     583,496
*           Federated Investors, Inc.                Federated Kaufmann Fund                               677,834
*           Federated Investors, Inc.                Federated Income Trust Fund                            10,417
*           Federated Investors, Inc.                Federated Maximum Cap Fund                            823,146
*           Federated Investors, Inc.                Federated US Govt. SEC Fund
                                                       2-5 Yrs Fund                                        393,292
            Janus                                    Janus Fund                                          1,483,062
            Janus                                    Janus Worldwide Fund                                1,266,976
*           Federated Investors, Inc.                Federated Money Market Trust                            9,729
*           Federated Investors, Inc.                Federated Prime Obligation Fund                     2,004,849
*           Hastings Entertainment, Inc.             Hastings Entertainment Inc.
                                                       Common Stock                                        593,224
*           Participants                             Loans with interest rates ranging from
                                                       5.7% to 10.5%                                       363,285
                                                                                                        ----------
                                                                                                        $9,072,284
                                                                                                        ==========


*Indicates party-in-interest to the Plan.

Investments are participant-directed thus cost column (d) is not applicable.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Hastings Entertainment, Inc. Associates'
                                       401(k) Plan

Date: July 26, 2002                    /s/ DAN CROW
                                       -----------------------------------------
                                       Dan Crow, Vice President/CFO

                          EXHIBIT INDEX

EXHIBIT                   SEQ.
NUMBER                    DESCRIPTION                                             PAGE NO.
------                    -----------                                             --------
23                        Consent of Ernst & Young LLP                            13
23.1                      Consent of Clifton Gunderson LLP                        14